Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO EARNINGS TO FIXED CHARGES

(in thousands, except ratio of earnings to fixed charges)

	For the Year Ended December 31,
	2004	2003	2002	2001	2000
Fixed charges:
Interest expense	$557,978	$531,698	$608,914	$832,137	$630,397
Amortization of debt issue expense	2,083	3,084	3,217	3,432	1,788
Estimated interest portion within rental expense	7,236	11,288	10,501	15,912	14,202
Preference securities dividend requirements of consol. subs	—	—	—	—	—

Total fixed charges	$567,297	$546,070	$622,632	$851,481	$646,387

Earnings:
Income (loss) before income taxes, discontinued operations and cumulative effect of accounting change less equity in income (loss) of investments	$503,736	$295,520	$184,869	$(254,763)	$115,962
Fixed charges	567,297	546,070	622,632	851,481	646,387
Less:
Preference securities dividend requirement of consol subs	—	—	—	—	—

Earnings	$1,071,033	$841,590	$807,501	$596,718	$762,349

Ratio of earnings to fixed charges	$1.89	$1.54	$1.30	$0.70	$1.18

Excess (deficiency) of earnings to fixed charges	$503,736	$295,520	$184,869	$(254,763)	$115,962

The ratio of earnings to fixed charges is computed by dividing fixed charges into income (loss) before income taxes, discontinued operations and the cumulative effect of accounting changes less equity in the income (loss) of investments plus fixed charges less the preference securities dividend requirement of consolidated subsidiaries. Fixed charges include, as applicable, interest expense, amortization of debt issuance costs, the estimated interest component of rent expense and the preference securities dividend requirement of consolidated subsidiaries.